EXHIBIT 99.1
Second Quarter Report
Three and Six Months Ended June 30, 2015
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the three and six months ended June 30, 2015. The condensed consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “Sphere 3D”, “we”, “our”, “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and our actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: our ability to raise additional capital to fund operations; our ability to successfully integrate the business of Overland Storage, Inc. (“Overland”) with our other businesses; our ability to maintain and increase sales volumes of our products; our ability to continue to control costs and operating expenses; our ability to generate cash from operations; the ability of our suppliers to provide an adequate supply of components for our products at prices consistent with historical prices; our ability to repay our debt as it comes due; our ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by our competitors; our ability to maintain strong relationships with branded channel partners; customers’, suppliers’, and creditors’ perceptions of our continued viability; rescheduling or cancellation of customer orders; loss of a major customer; our ability to enforce our intellectual property rights and protect our intellectual property; general competition and price measures in the market place; unexpected shortages of critical components; worldwide information technology spending levels; and general economic conditions. Further, our customers may use our products in ways that may infringe the intellectual property rights of third parties and/or require a license from third parties. Although we encourage our customers to use our products only in a manner that does not infringe third party intellectual property rights, and we know that most of our clients do so, we cannot guarantee that such third parties will not seek remedies against us for providing products that may enable our customers to infringe the intellectual property rights of others. For more information on these risks, you should refer to the Company’s filings with the securities regulatory authorities, including the Company’s most recently filed annual information form, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In evaluating such statements we urge you to specifically consider various factors identified in this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements. The Company has been informed that the disclosure of goals or guidance to the public may constitute forward looking information (“FLI”) under applicable Canadian securities laws. Under such rules the Company would be required to describe in detail the material factors and assumptions supporting such FLI. The Company believes that in this case such additional details would include commercially sensitive information about the Company’s products and services. This competitively sensitive information relating to the Company and potentially the Company’s partners could cause material harm to the Company if made available. In addition this type of disclosure could be in violation of existing non-disclosure agreements with partners and/or customers. As such, and as per the requirements of SN51-721, the Company withdraws the FLI disclosed in its press release from February 17, 2015.

Overview
Sphere 3D is a virtualization technology and data management solutions provider with a portfolio of products that are designed to address the complete data continuum. Sphere 3D’s products enable the integration of virtual applications, virtual desktops, and storage into workflow, to allow organizations to deploy a combination of public, private or hybrid cloud strategies. The Company achieves this through the sale of solutions that are derived from its primary product groups: disk systems, and data management and storage.
Sphere 3D’s initial foray into virtualization started over five years ago, through the design of a proprietary virtualization software. This approach led to the creation of its own application virtualization platform, the Glassware 2.0™ platform (“Glassware”), for the delivery of applications from a server-based computing architecture. This is accomplished through a number of unique approaches to virtualization utilized by Glassware including the use of software “containers” and “microvisors”. A container refers to software that encapsulates an application and the requisite components of the operating system required to run it into one separate instance. This enables users to run numerous applications from a single server and on a single copy of the operating system. A microvisor refers to the technology that allows non-Windows® based applications to run on the same servers as Windows software through the use of a lightweight emulator inside the Glassware containers.
Glassware is a technology and contains many unique components that can be bundled to create products or whose architecture or unique capabilities can add value to other products. Glassware components include its: containers, microvisors, authentication engine, clustering, persona management, load balancer, remoting technology, custom browser configurator and others.
Glassware components are not currently sold as a standalone license but instead are bundled to specific hardware for specific use cases. This product category is referred to as Hyper-Converged Infrastructure or HCI.
Asset Purchase. On August 10, 2015, we entered into an asset purchase agreement with Imation Corp. and issued 1,529,126 common shares with an approximate value of $6.3 million, which included $4.9 million in consideration of all non-inventory-related RDX assets and approximately $1.4 million in consideration of purchased inventory. The asset purchase agreement also terminated an existing license agreement and, settled all disputes between the parties.
Acquisition. In December 2014, we completed our acquisition of Overland, a provider of data storage and data protection solutions in exchange for common shares, and Overland became a wholly-owned subsidiary of the Company. Our financial position and operating performance include the financial position and operating performance of Overland from and after December 2, 2014.
In December 2014, we adopted accounting principles generally accepted in the United States of America (“GAAP”). Prior to December 2, 2014, the consolidated financial statements of the consolidated entity were prepared and presented in accordance with International Financial Reporting Standards (“IFRS”). The differences between IFRS and GAAP for Sphere 3D were not material, except for share-based compensation which resulted in additional expense of $0.3 million in the second quarter of 2014 and $0.7 million for the first half of 2014. Our 2014 annual filing and related re-filed quarterly filings were filed in GAAP and in U.S. dollars, and included such adjustments.
Purchase of VDI Technology. In March 2014, we acquired from V3 Systems certain Virtual Desktop Infrastructure (“VDI”) technology, including Desktop Cloud Orchestrator® software, which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments, and a series of purpose-built, compact, efficient and easy-to-manage servers.
Generation of revenue. We generate the majority of our revenue from sales of our disk systems, and data management and storage products. The balance of our revenue is provided by selling maintenance contracts and rendering related services. The majority of our sales are generated from sales of our branded products through a worldwide channel, which includes systems integrators and value-added resellers.
We reported net revenue of $18.4 million for the second quarter of 2015, compared with $1.6 million for the second quarter of 2014. We reported a net loss of $8.9 million, or $0.25 per share, for the second quarter of 2015 compared with a net loss of $3.1 million, or $0.13 per share, for the second quarter of 2014. We reported net revenue of $38.5 million for the first half of 2015, compared with $2.5 million for the first half of 2014. We reported a net loss of $18.4 million, or $0.52 per share, for the first half of 2015 compared with a net loss of $3.8 million, or $0.17 per share, for the first half of 2014.

Recent Developments

•
On August 10, 2015, we signed a definitive agreement for a private placement of 606,060 common shares of the Company and warrants to purchase up to 606,060 common shares for a gross purchase price of approximately $2.0 million. The transaction closed on August 13, 2015.

•
On August 10, 2015, we entered into an asset purchase agreement with Imation Corp. and issued 1,529,126 common shares with an approximate value of $6.3 million, which included $4.9 million in consideration of all non-inventory-related RDX assets and approximately $1.4 million in consideration of purchased inventory. The asset purchase agreement also terminated an existing license agreement and settled all disputes between the parties.

•
On August 6, 2015, we announced the expansion of our strategic agreement with Tech Data, one of the world’s largest distributors of IT products and services, to offer cloud and hybrid cloud data management services in their Cloud Solutions Store.

•
On August 4, 2015, we announced the availability of the Glassware enabled G-Series virtualization appliance for the education market. It is available through select Sphere 3D authorized resellers and partners.

•
In June 2015, we launched SnapCLOUD™ into the Microsoft Azure Marketplace, making it our first comprehensive hybrid cloud data management solution when deployed with our SnapServer® and SnapScale® on-premise storage appliances.

•
In May and June 2015, the Company completed private placements for a total of 1,621,250 common shares of the Company and warrants to purchase up to 1,621,250 common shares for a gross purchase price of approximately $5.2 million.

•	In May 2015, we kicked off the roll out of our Hybrid Cloud Portfolio and Architecture at Microsoft Technology Center (MTC) Partner events in Mountain View, New York, and Toronto.

•
In May 2015, the Company announced it has signed a Master Purchase Agreement for virtualization products and related services with Novarad. This new agreement is in addition to the current agreement between the two companies. Under the terms of the agreement, Sphere 3D and Novarad will establish a rolling 90 day schedule for refreshing healthcare facilities with virtualization technology throughout the United States. It is anticipated that the first sites will be implemented in the third quarter of 2015.

Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.
We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation, warranty costs, legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our Company’s critical accounting policies and estimates used in the preparation of our consolidated financial statements are reviewed regularly by management and have not changed from those disclosed in the December 31, 2014 audited consolidated financial statements.

Results of Operations
The following table sets forth certain financial data as a percentage of net revenue:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	68.5	56.2	69.5	51.4
Gross profit	31.5	43.8	30.5	48.6
Operating expenses:
Sales and marketing	29.9	53.9	28.9	43.1
Research and development	14.8	—	12.8	—
General and administrative	33.3	171.5	31.0	151.7
	78.0	225.4	72.7	194.8
Loss from operations	(46.5)	(181.6)	(42.2)	(146.2)
Interest expense	(4.7)	(6.5)	(3.8)	(4.6)
Other income (expense), net	3.7	(1.9)	(1.4)	(1.2)
Loss before income taxes	(47.5)	(190.0)	(47.4)	(152.0)
Provision for income taxes	0.7	—	0.5	—
Net loss	(48.2)%	(190.0)%	(47.9)%	(152.0)%
A summary of our sales mix as a percentage of net revenue:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Disk systems	46.8%	90.9%	48.3%	90.7%
Tape drives and media	20.8	—	19.5	—
Tape automation	17.4	—	17.4	—
Service	15.0	9.1	14.8	9.3
	100.0%	100.0%	100.0%	100.0%
The Second Quarter of 2015 compared with the Second Quarter of 2014
Net Revenue. Net revenue increased to $18.4 million during the second quarter of 2015 from $1.6 million during the second quarter of 2014, an increase of $16.8 million. The increase in net revenue is a result of our acquisition that was completed in December 2014, which contributed significant product offerings in the second quarter of 2015. Original equipment manufacturer (“OEM”) net revenue accounted for 14.7% of net revenues in the second quarter of 2015 and did not account for any revenues in 2014. During the second quarter of 2014, the Company recognized $0.3 million of revenue that was earned from Overland in connection with the Overland license agreement.
Product Revenue
Net product revenue increased to $15.6 million during the second quarter of 2015 from $1.5 million during the second quarter of 2014. The increase of approximately $14.1 million resulted from our acquisition that was completed in December 2014.
Service Revenue
Net service revenue increased to $2.8 million during the second quarter of 2015 from $0.1 million during the second quarter of 2014. The increase of approximately $2.7 million was primarily due to service revenue generated by our acquisition that was completed in December 2014.

Gross Profit. Overall gross profit increased to $5.8 million during the second quarter of 2015 compared to $0.7 million during the second quarter of 2014. The increase was due to increased sales volumes related to our acquisition completed in December 2014. Gross margin at 31.5% for the second quarter of 2015 decreased from 43.8% for the second quarter of 2014 due to the transition to a company with worldwide operations and a significant increase in product sales as a result of the acquisition of Overland in December 2014.
Product Revenue
Gross profit on product revenue during the second quarter of 2015 was $4.4 million compared to $0.7 million during the second quarter of 2014. The increase of $3.7 million was due to increased sales volumes related to our acquisition completed in December 2014. Gross margin on product revenue of 28.0% for the second quarter of 2015 decreased from 46.9% for the second quarter of 2014 due to the transition to a company with worldwide operations and a significant increase in product sales as a result of the acquisition of Overland in December 2014.
Service Revenue
Gross profit on service revenue during the second quarter of 2015 was $1.4 million compared to $19,000 during the second quarter of 2014. The increase of $1.4 million was primarily due to assumption of extended service contracts from our acquisition in December 2014. Gross margin on service revenue was 51.5% for the second quarter of 2015 compared to 13.0% for the second quarter of 2014 due to the assumption of higher margin service contracts from our acquisition completed in December 2014.
Sales and Marketing Expense. Sales and marketing expense in the second quarter of 2015 increased to $5.5 million from $0.9 million during the second quarter of 2014. The increase of $4.6 million was primarily due to an increase related to our purchase of VDI technology and other assets from V3 in March 2014 and our acquisition of Overland in December 2014, of which there was (i) a $4.1 million increase in employee and related expenses associated with an increase in average headcount, (ii) a $0.5 million increase in outside contractors, and (iii) a $0.2 million increase in advertising costs. These increases were offset by a $0.2 million decrease in share-based compensation expense.
Research and Development Expense. Research and development expense in the second quarter of 2015 increased to $2.7 million from zero during the second quarter of 2014. The increase of $2.7 million was due to an increase of $2.3 million in employee and related expenses associated with an increase in average headcount related to our acquisition in December 2014, and a $0.3 million increase in outside contractors and development costs. In addition, in the second quarter of 2015, we capitalized no development costs compared to $0.6 million in the second quarter of 2014.
General and Administrative Expense. General and administrative expense in the second quarter of 2015 increased to $6.1 million from $2.8 million during the second quarter of 2014. The increase of $3.3 million was a result of (i) a $1.0 million increase in employee related to expenses associated with an increase in average headcount related to our purchase of VDI technology and other assets from V3 and our acquisition of Overland in December 2014, (ii) a $0.9 million increase in legal and advisory expenses primarily related to transactional matters and litigation, (iii) a $0.8 million increase in bad debt expense, (iv) a $0.4 million increase in outside contractors, (v) a $0.3 million increase in auditor fees primarily as a result of our acquisition of Overland in December 2014, and (vi) a $0.2 million increase in public reporting expenses including public relations. These increases were offset by a $0.4 million decrease in share-based compensation expense.
Interest Expense. Interest expense in the second quarter of 2015 increased to $0.9 million from $0.1 million during the second quarter of 2014. The increase is related to interest expense for the $19.5 million global debenture with affiliates of Cyrus Capital Partners, a related party, and the $10.0 million outstanding on our credit facilities, $5.0 million of which was payable to affiliates of Cyrus Capital Partners.
Other Income (Expense), Net. Other income (expense), net, in the second quarter of 2015 was $0.7 million of income, net, compared to $31,000 of expense, net, in the second quarter of 2014. The income in 2015 was primarily related to realized foreign currency gains of $0.4 million and $0.2 million related the other income. The expense in 2014 related to realized foreign currency losses.

The First Half of 2015 compared with the First Half of 2014
Net Revenue. Net revenue increased to $38.5 million during the first half of 2015 from $2.5 million during the first half of 2014, an increase of $36.0 million. The increase in net revenue is a result of our acquisition that was completed in December 2014, which contributed significant product offerings in the first half of 2015. Original equipment manufacturer (“OEM”) net revenue accounted for 17.2% of net revenues in the first half of 2015 and did not account for any revenues in 2014. During the first half of 2014, the Company recognized $0.5 million of revenue that was earned from Overland in connection with the Overland license agreement.
Product Revenue
Net product revenue increased to $32.8 million during the first half of 2015 from $2.3 million during the first half of 2014. The increase of approximately $30.5 million resulted from our acquisition that was completed in December 2014.
Service Revenue
Net service revenue increased to $5.7 million during the first half of 2015 from $0.2 million during the first half of 2014. The increase of approximately $5.5 million was primarily due to service revenue generated by our acquisition that was completed in December 2014.
Gross Profit. Overall gross profit increased to $11.7 million during the first half of 2015 compared to $1.2 million during the first half of 2014. The increase was due to increased sales volumes related to our acquisition completed in December 2014. Gross margin at 30.5% for the first half of 2015 decreased from 48.6% for the first half of 2014 due to the transition to a company with worldwide operations and a significant increase in product sales as a result of the acquisition of Overland in December 2014.
Product Revenue
Gross profit on product revenue during the first half of 2015 was $8.7 million compared to $1.2 million during the first half of 2014. The increase of $7.5 million was due to increased sales volumes related to our acquisition completed in December 2014. Gross margin on product revenue of 26.5% for the first half of 2015 decreased from 51.8% for the first half of 2014 due to the transition to a company with worldwide operations and a significant increase in product sales as a result of the acquisition of Overland in December 2014.
Service Revenue
Gross profit on service revenue during the first half of 2015 was $3.1 million compared to $40,000 during the first half of 2014. The increase of $3.1 million was primarily due to assumption of extended service contracts from our acquisition in December 2014. Gross margin on service revenue was 53.8% for the first half of 2015 compared to 17.1% for the first half of 2014 due to the assumption of higher margin service contracts from our acquisition completed in December 2014.
Sales and Marketing Expense. Sales and marketing expense in the first half of 2015 increased to $11.1 million from $1.1 million during the first half of 2014. The increase of $10.0 million was primarily due to an increase related to our purchase of VDI technology and other assets from V3 in March 2014 and our acquisition of Overland in December 2014, of which there was (i) a $8.6 million increase in employee and related expenses associated with an increase in average headcount, (ii) a $1.0 million increase in outside contractors, and (iii) a $0.4 million increase in advertising costs.
Research and Development Expense. Research and development expense in the first half of 2015 increased to $4.9 million from zero during the first half of 2014. The increase of $4.9 million was due to an increase of $4.2 million in employee and related expenses associated with an increase in average headcount related to our acquisition in December 2014, and a $0.5 million increase in outside contractors and development costs. In addition, in the first half of 2015, we capitalized development costs of $0.1 million compared to $1.2 million in the first half of 2014.
General and Administrative Expense. General and administrative expense in the first half of 2015 increased to $11.9 million from $3.8 million during the first half of 2014. The increase of $8.1 million was a result of (i) a $2.6 million increase in employee related expenses associated with an increase in average headcount related to our purchase of VDI technology and other assets from V3 and our acquisition of Overland in December 2014, (ii) a $1.6 million increase in legal and advisory expenses primarily related to transactional matters and litigation, (iii) a $1.1 million increase in outside contractors, (iv) a $1.0 million increase in amortization expense related to intangible assets, (v) a $1.0 million increase in auditor fees primarily as a result of our acquisition of Overland in December 2014, (vi) a $0.9 million increase in bad debt expense, and (vii) a $0.4 million increase in public reporting expenses including public relations. These increases were offset by a $0.7 million decrease in share-based compensation expense.
Interest Expense. Interest expense in the first half of 2015 increased to $1.5 million from $0.1 million during the first half of 2014. The increase is related to interest expense for the $19.5 million global debenture with affiliates of Cyrus Capital Partners, a related party, and the $10.0 million outstanding on our credit facilities, $5.0 million of which was payable to affiliates of Cyrus Capital Partners.
Other Income (Expense), Net. Other income (expense), net, in the first half of 2015 was $0.5 million of expense compared to minimal in the first half of 2014. The expense in 2015 was primarily related to realized foreign currency losses of $0.8 million, offset by other income of $0.3 million.
Liquidity and Capital Resources
At June 30, 2015, we had cash of $3.7 million compared to cash of $4.3 million at December 31, 2014. In the first half of 2015, we incurred a net loss of $18.4 million. Our credit facilities provide for a secured loan of up to $13.0 million which may be used to fund our working capital and our general business requirements. At June 30, 2015, we had a balance of $10.0 million recorded as current debt. In July 2015, we amended one of our credit facility agreements and increased the borrowing capability by an additional $5.0 million. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows as we continue to increase our sales volume, and during the continued period of integration for our acquisition of Overland completed in December 2014 as we work to combine the entities and improve operational efficiencies.
As of June 30, 2015, we had a working capital deficit of $8.0 million, reflecting a decrease in current assets of $4.0 million and a decrease in current liabilities of $0.9 million compared to December 31, 2014. The decrease in current assets is primarily attributable to a decrease in accounts receivable. The decrease in current liabilities is primarily attributable to a $3.5 million decrease in other current liabilities primarily related to the expiration of an estimated earn-out liability, a $1.1 million decrease in deferred revenue, a $0.7 million decrease in accrued payroll and employee compensation, and a $0.5 million decrease in accrued liabilities. These decreases were offset by an increase in debt of $5.0 million related to our related party credit facility.
In May and June 2015, the Company completed private placements for a total of 1,621,250 common shares of the Company and warrants to purchase up to 1,621,250 common shares for a gross purchase price of approximately $5.2 million. The purchase price for one common share and a warrant to purchase one common share was $3.20. The warrants have an exercise price of $4.00 per share, a five-year term, and are exercisable in whole or in part, at any time prior to expiration. The Company has the right to force the exercise of the warrants if the weighted average price of the common shares for 10 consecutive trading days exceeds 400% of the market price of the common shares on May 13, 2015.
On August 10, 2015, the Company signed a definitive agreement for a private placement of 606,060 common shares of the Company and warrants to purchase up to 606,060 common shares for a gross purchase price of approximately $2.0 million. The purchase price for one common share and a warrant to purchase one common share is $3.30. The warrants will have an exercise price of $3.30 per share, a five year term, and are exercisable in whole or in part, at any time prior to expiration. The Company has the right to force the exercise of the warrants if the weighted average price of the common shares for 10 consecutive trading days exceeds 400% of $4.12.
Management has projected that cash on hand, available borrowings under our credit facilities, and debt or equity financing from one or more third parties will be sufficient to allow us to continue operations for the next 12 months. Significant changes from our current forecasts, including, but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, and/or (iv) changes to the historical timing of collecting accounts receivable could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occur or if we are not able to secure additional third party funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects. We may seek debt, equity or equity-based financing (such as convertible debt) when market conditions permit.
As a result of our recurring losses from operations and negative cash flows, the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended December 31, 2014 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

During the first half of 2015, we used net cash in operating activities of $11.2 million, compared to $2.0 million in the first half of 2014. The use of cash during the first half of 2015 was primarily a result of our net loss of $18.4 million offset by $6.0 million in non-cash items, which were primarily share-based compensation, provision for losses on accounts receivable, depreciation and amortization. In addition, we had increases in cash from accounts receivable of $2.2 million, increases in other assets and liabilities of $0.5 million, offset by decreases in deferred revenue of $1.1 million and accrued payroll and employee compensation of $0.6 million.
During the first half of 2015, net cash used in investing activities was $0.3 million compared to $10.3 million used in investing activities in the first half of 2014. During the first half of 2015 and 2014, purchased and capitalized intangible assets totaled $0.2 million and $5.0 million, respectively, and were primarily associated with developed technology. During the first half of 2014, we loaned $5.0 million to Overland in connection with the merger agreement we entered into in May 2014.
During the first half of 2015, net cash provided by financing activities was $11.1 million compared to $15.3 million provided by financing activities during the first half of 2014. During the first half of 2015, we received $5.2 million of gross proceeds from private placements, $5.0 million from proceeds in borrowings from our related party credit facility, and $0.8 million from proceeds from exercised warrants. During the first half of 2014, we received $5.0 million from proceeds in borrowings, $8.6 million from net proceeds from the issuance of warrants, and $1.7 million from proceeds from exercised warrants.
Off-Balance Sheet Arrangements
During the ordinary course of business, we provide standby letters of credit to third parties as required for certain transactions initiated by us. As of June 30, 2015, we had standby letters of credit of $0.7 million that were not recorded on our condensed consolidated balance sheets.
Recently Issued Accounting Pronouncements
See Note 2 to our condensed consolidated financial statements for information about recent accounting pronouncements.
Quantitative and Qualitative Disclosures about Market Risk.
Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk from changes in foreign currency exchange rates as measured against the U.S. dollar. These exposures are directly related to our normal operating and funding activities. Historically, we have not used derivative instruments or engaged in hedging activities.
Foreign Currency Risk. We conduct business on a global basis and a significant portion of our sales in international markets are not denominated in U.S. dollars. Export sales represent a significant portion of our sales and are expected to continue to represent a significant portion of sales. In addition, our wholly-owned foreign subsidiaries incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results. The effect of exchange rate fluctuations on our results of operations during the first half of 2015 and 2014 resulted in a loss of $0.8 million and a gain of $0.1 million, respectively, to our condensed consolidated financial statements.
Credit Risk. Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.
Liquidity Risk. Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, together with additional sources of funding, and debt or equity financing from third parties will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting during the fiscal quarter ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Risk Factors
An investment in our company involves a high degree of risk. In addition to the risk factor below and the other information included or incorporated by reference in this report, you should carefully consider each of the following risk factors in evaluating our business and prospects as well as an investment in our company. The risks and uncertainties described in our annual information form for the fiscal year ended December 31, 2014 are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline.
Although we believe we have a proprietary platform for our technologies and products, we or our customers may in the future become subject to claims for infringement of intellectual property rights owned by others. Further, to protect our own intellectual property rights, we may in the future bring claims for infringement against others.
Our commercial success depends, in part, upon not infringing intellectual property rights owned by others. Although we believe that we have a proprietary platform for our technologies and products, we cannot determine with certainty whether any existing third party patents or the issuance of any third party patents would require us to alter our technology, obtain licenses or cease certain activities. We may become subject to claims by third parties that our technology infringes their intellectual property rights. While we provide our customers with a qualified indemnity against the infringement of third party intellectual property rights, we may become subject to these claims either directly or through indemnities against these claims that we routinely provide to our end-users and channel partners.
 Further, our customers may use our products in ways that may infringe the intellectual property rights or third parties and/or require a license from third parties.  Although we encourage our customers to use our products only in a manner that does not infringe third party intellectual property rights, and we know that most of our clients do so, we cannot guarantee that such third parties will not seek remedies against us for providing products that may enable our customers to infringe the intellectual property rights of others. We would vigorously defend any such claims.
In addition, we may receive in the future, claims from third parties asserting infringement, claims based on indemnities provided by us, and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of third party proprietary or other rights, or to establish our proprietary or other rights. Furthermore, despite precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Policing unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the laws of Canada or the United States. To protect our intellectual property, we may become involved in litigation. In addition, other companies may initiate similar proceedings against us. The patent position of information technology firms in particular is highly uncertain, involves complex legal and factual questions, and continues to be the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under information technology patents.
Some of our competitors have, or are affiliated with companies having, substantially greater resources than us and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than us. Regardless of their merit, any such claims could:

•
divert the attention of our management, cause significant delays, materially disrupt the conduct of our business or materially adversely affect our revenue, financial condition and results of operations;

•	be time consuming to evaluate and defend;

•	result in costly litigation and substantial expenses;

•	cause product shipment delays or stoppages;

•	subject us to significant liabilities;

•	require us to enter into costly royalty or licensing agreements;

•	require us to modify or stop using the infringing technology; or

•	result in costs or other consequences that have a material adverse effect on our business, results of operations and financial condition.